UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
Commission File Number: 000-22320

TRINITY BIOTECH PLC

 (Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following exhibit is attached:

Exhibit No.	Description of Exhibit
99.1	Press release: Trinity Biotech Announces withdrawal of Troponin FDA 510(k) Submission

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC

By:	/s/Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: November 18, 2016

EXHIBIT INDEX
Exhibit Number	Description
99.1	Press release: Trinity Biotech Announces withdrawal of Troponin FDA 510(k) Submission